

Mail Stop 3233

November 21, 2016

<u>Via E-mail</u>
James J. McEntee, III
President and Chief Financial Officer
FinTech Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

      Re: **FinTech Acquisition Corp. II**
              Amendment No. 1 to
              Draft Registration Statement on Form S-1
              Submitted October 31, 2016
              CIK No. 0001683695

Dear Mr. McEntee:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>FinTech I, page 88</u>

1. We note your response to prior comment 2 and revised disclosure on page 88. Please revise to state that a portion of the acquisition consideration was used to refinance FTS's indebtedness and, if true, that the combined company had a substantial amount of indebtedness following the merger.

<u>Exhibit 5.1</u>

2. We note that each unit consists of one share of common stock and one-half of one warrant. Please revise your legal opinion to also state that the warrants are binding

James J. McEntee, III
FinTech Acquisition Corp. II
November 21, 2016
Page 2

    obligations under the law of the jurisdiction governing the warrant agreement. Refer to
    Staff Legal Bulletin No. 19 for guidance.

    You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert F.
Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding
comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff
Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

                                        Sincerely,

                                        /s/ Coy Garrison

                                        Coy Garrison
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities

cc: J. Bauer Wittlesey, Esq.